Genius Brands International, Inc.

131 S. Rodeo Drive, Suite 250

Beverly Hills, CA 90212

October 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sonia Bednarowski

Re:	Genius Brands International, Inc.
Registration Statement on Form S-3
Filed September 14, 2018
File No. 333-227349

Dear Ms. Bednarowski,

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, October 22, 2018, at 9:30 a.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

GENIUS BRANDS INTERNATIONAL, INC.

/s/ Andy Heyward
By: Andy Heyward
Title: Chief Executive Officer

cc:	Anne Nguyen Parker, Securities and Exchange Commission
Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.